STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
FORM 4


1.  Name and Address of Reporting Person:
   	     Leonard Missler
   	     C/O Ultradata Systems, Inc.
   	     9375 Dielman Industrial Dr.
   	     St. Louis, MO 63132

2.  Issuer Name and Ticker Trading Symbol:
        	Ultradata Systems, Inc. - ULTR

3.  IRS or Social Security Number of Reporting Person:
        	###-##-####

4.  Statement for Month/Year:
        	December, 1998

5.  If Amendment, Date of Original (Month/Year):
        	N/A

6.  Relationship of Reporting Person to Issuer:
              (Check all applicable)

        	   Director	                		       10% Owner
        	X  Officer: (Vice President)	        Other

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially
          Owned

Title    Trans-  Trans-  Securities      Amount of     Ownership  Nature of
of     	 action  action  Acquired (A)    Securities    Form:      Indirect
Security Date    Code    Disposed of(D)  Beneficially  Direct(D)  Benefic-
                                         Owned at      Indirect(I) ial
                       Amount Code Price End of Month             Owners-
                                                                   ship

         N/A


Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
           ( e.g. puts, calls, warrants, options, convertible securities)
   (1)           (2)         (3)      (4)              (5)          (6)
Title of     Conversion    Trans-    Trans-    Number of        Date Exer-
Derivative   or Exercise   action    action    Derivative       cisable and
Security     Price of      Date      Code      Securities       Expiration
             Derivative                        Acquired (A)     Date
             Security                          Disposed (D)





Incentive                                                         Immediate
Stock Option     $3.00    12/01/98    A              4,000 (A)     11/30/03

Table II Cont'd:

     (7)               (8)        (9)           (10)              (11)
Title and	Amount   Price of     Number of    Ownership       Nature of
of Underlying                   Derivative   Derivative      Form of Indirect
Security                        Security     Securities      Derivative
                                Beneficailly Security        Ownership
                                Owned at End Direct (D)
                                of Month     or Indirect (I)


Common Stock         $3.00        20,500           (D)            N/A



Signed: Leonard Missler
        Vice President - Software Development
        December 31, 1998